Exhibit 2

IMPERIAL TOBACCO AND HM CUSTOMS & EXCISE SIGN JOINT MEMORANDUM OF UNDERSTANDING

Imperial Tobacco, the leading cigarette manufacturer for the UK market, announced today that it has signed a Memorandum of Understanding (MoU) with HM Customs & Excise, formalising jointly developed protocols to combat the smuggling and counterfeiting of tobacco products.

Gareth Davis, Chief Executive of Imperial Tobacco Group PLC, said:

"Imperial Tobacco and HM Customs & Excise have now signed an MoU that will serve to further undermine the operations of the smugglers and counterfeiters of tobacco products.

This far-reaching MoU will enable Imperial Tobacco and HM Customs & Excise to further strengthen their relationship. I am delighted that we have been able to reach this agreement. The MoU draws on existing measures which have already helped to reduce the smuggling of Imperial Tobacco brands into the UK by more than 60 per cent, and represents a model of best practice."

Enquiries

Alex Parsons                        office +44 (0)117 933 7241
Group Media Relations Manager
www.imperial-tobacco.com

        Notes to Editors

*
Imperial Tobacco is the world's fourth largest international tobacco company, manufacturing and marketing a range of cigarettes, tobaccos, rolling papers and cigars.

*
The company has 37 manufacturing sites, operates in more than 100 markets worldwide, sells over 120 brands and employs around 17,500 people.